Quarterly Earnings Report 4Q09                                                                                  March 1, 2010

Operating Income Increased 19.27%

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of December 2009. Comparisons are made with the same period of 2008, unless otherwise stated. Figures may vary due to rounding practices).

    Net sales for the quarter declined slightly, by 0.27% to reach $7,803.13 million
    Gross income decreased 7.61% during the period
    The gross margin for the quarter was 10.97%
    Quarterly operating expenses as a percentage of sales were 8.62%, lower than the margin of 9.88% registered during the fourth quarter of 2008
    Operating income increased 19.27% versus 4Q08
    The operating margin for the quarter was 2.35%
    The CCF for the quarter increased 46.21%
    Tax provisions were 69.83% lower than in 4Q08
    Net profit for the quarter was $79.29 million, a decrease of 2.87%
    Cash and cash equivalents at the end of the quarter was $609.83 million

  Mexico City, Mexico, March 1, 2010. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the fourth quarter of 2009.

  QUARTERLY EARNINGS

  NET SALES

  During the fourth quarter of 2009, GCS’s sales were $7,803.13 million, a slight decrease of 0.27%.

  SALES BY DIVISION

  PRIVATE PHARMA

  Sales in our Private Pharma division rose 0.71% during the fourth quarter of 2009.  This growth was primarily driven by an increase in the sales of our Brazilian retail operation.

  Sales for this division reached $6,758.92 million versus $6,711.41 million in 4Q08 and represented 86.62% of the Group’s total sales.

  GOVERNMENT PHARMA

  Sales in our Government Pharma division this quarter declined 43.25% to $180.57 million compared to $318.16 million in the fourth quarter of 2008.  This was mainly due to the fact that PEMEX did not conduct its year-end extraordinary purchases in order to avoid supply shortages during the first half of 2010.

  As a percentage of total sales, this division went from representing 4.07% in 4Q08 to 2.31% during the fourth quarter of 2009.

  HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

  Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division reached $663.92 million, an increase of 0.36% compared to the fourth quarter of 2008.

  This division represented 8.51% of GCS’s total sales in 4Q09, 6 basis points more than in the same period of the previous year.

  PUBLICATIONS

  Publication sales increased significantly during the quarter, by 49.63%. This growth was due to the fact that Citem reincorporated various publications back into its catalog as well as an increase in sales of specialty titles related to the Christmas season and collectionables.

  Consequently, this division’s participation as a percentage of total sales went from 1.71% in 4Q08 to 2.56% in the fourth quarter of 2009.

  As a result, the sales mix for the quarter was:

                                                                    Division                               % of Sales
                                                Private Pharma                             86.62%
                                            Government Pharma                          2.31%
                                  Health, Beauty, Consumer Goods,
                                    General Merchandise and Other                  8.51%
                                                  Publications                                2.56%

                                                     TOTAL                                   100.00%

  GROSS INCOME

  During the fourth quarter of the year, Grupo Casa Saba’s gross income decreased 7.61% versus the same period of the previous year to reach $856.36 million.  This decline was primarily due to an increase in the cost of sales of the merchandise sold as a percentage of net sales.  As such, the company’s gross margin was 10.97%, 88 basis points lower than the 11.85% margin posted during 4Q08.

  OPERATING EXPENSES

  GCS’s operating expenses reached $672.75 million in 4Q09, a decrease of 12.96% compared to the fourth quarter of 2008.  This decline was the result of improvements in our cost control measures in our most important business unit, Private Pharma.

  Operating expenses represented 8.62% of our total sales in 4Q09 compared to 9.88% during the same period of the previous year.

  OPERATING INCOME

  Quarterly operating income was $183.61 million, 19.27% higher than the $153.94 million reported in 4Q08.  The improvement can be attributed to the significant reduction in our operating expenses.

  The operating margin was 2.35%, 38 basis points higher than the 1.97% margin registered in the fourth quarter of 2008.

  OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

  Operating income plus depreciation and amortization for 4Q09 was $215.67 million, an increase of 16.68% compared to the fourth quarter of 2008.  Depreciation and amortization for the period was $32.06 million, 3.78% higher than in the fourth quarter of 2008.

  CASH AND CASH EQUIVALENTS

  Cash and cash equivalents at the end of the fourth quarter of 2009 was $609.83 million, an increase of 0.54% compared to the same period of 2008.

  COMPREHENSIVE COST OF FINANCING

  During the period, GCS’s comprehensive cost of financing (CCF) reached $83.25 million, 46.21% higher than the CCF reported during 4Q08. This was primarily due to an increase in interest payments for the long-term credit for the acquisition in Brazil as well as the interest generated from the use of short-term credits for our operations in both Mexico and Brazil.

  OTHER EXPENSES (INCOME)

  During the fourth quarter of 2009, the Company registered an income of $30.59 million in other expenses (income), a decline of 80.37% versus the same period of 2008. The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

  TAX PROVISIONS

  During the fourth quarter, tax provisions were $51.65 million, 69.83% less than the $171.21 million registered during 4Q08.  Of these, $105.07 million were related to income tax payments and ($53.42) million were attributed to deferred income tax.

  NET INCOME

  As a result, GCS’s net income for the fourth quarter was $79.29 million, a decrease of 2.87% compared to the fourth quarter of 2008. This was primarily due to the increase in the CCF and the reduction in other expenses (income).

  Consequently, the net margin for the period was 1.02%, 2 basis points lower than the 1.04% net margin registered during the fourth quarter of 2008.

  .

  WORKING CAPITAL

  During the fourth quarter of 2009, our accounts receivable days increased by 3.9 days from 4Q08 to reach 64.0 days.  In addition, our accounts payable days fell by 4.8 days versus 4Q08, to reach 62.0 days.  Finally, our inventory days were 70.8 days, 3.5 more days compared to the same period of the previous year.

  The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

  Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

  As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Grupo Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

  Contacts:
  GRUPO CASA SABA                                    IR Communications:
  Patrik Zielinski                                               Jesús Martínez Rojas
  +52 (55) 5284-6623                                       +52 (55) 5644-1247
  pzielinski@casasaba.com                              jesus@irandpr.com

  Sandra Yatsko
  +52 (55) 5284-6698
  syatsko@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos as of December 2009

I T E M	December 09	December 08	Change

TOTAL ASSETS	15,885,206	14,596,067	1,289,139

CURRENT ASSETS	12,684,460	11,691,431	993,029
CASH AND CASH EQUIVALENTS	609,837	606,552	3,284
ACCOUNTS RECEIVABLE (NET)	5,553,155	5,222,079	331,076
OTHER ACCOUNTS RECEIVABLE (NET)	976,434	646,017	330,418
INVENTORIES	5,463,461	5,154,446	308,996
OTHER CURRENT ASSETS	81,573	62,317	19,256

NET PROPERY, PLANT AND EQUIPMENT	1,328,326	1,404,985	(76,659)
PROPERTY	1,358,798	1,353,310	5,489
MACHINERY AND EQUIPMENT	461,772	555,852	(94,081)
OTHER EQUIPMENT	674,021	648,664	25,357
ACCUMULATED DEPRECIATION	1,166,264	1,152,840	13,424

DEFERRED ASSETS (NET)	1,601,290	1,305,227	296,063
OTHER ASSETS	271,130	194,424	76,705

TOTAL LIABILITIES	8,470,797	7,986,305	484,492

CURRENT LIABILITIES	7,157,128	6,398,594	758,534
ACCOUNTS PAYABLE	5,663,218	5,956,663	(293,445)
BANK DEBT	1,483,821	271,824	1,211,997
OTHER CURRENT LIABILITIES	10,089	170,107	(160,018)
LONG TERM LIABILITIES	891,644	1,053,000	(161,356)
BANK DEBT	891,644	1,053,000	(161,356)

OTHER LIABILITIES	422,025	534,711	(112,686)

SHAREHOLDER'S EQUITY	7,414,408	6,609,761	804,647

PAID-IN CAPITAL	1,993,642	1,993,642	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	955,861	955,861	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	5,420,767	4,616,119	804,647
CUMMULATIVE RESULTS AND EQUITY RESERVE	3,795,251	2,958,800	836,451
RESERVE FOR SHARES REPURCHASE	1,062,201	1,062,201	-
NET INCOME	563,315	595,118	(31,803)

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of December 2009

	Jan-Dec		Jan-Dec		Change		Oct-Dec		Oct-Dec		Change
Income Statement	2008	% of sales	2009	% of sales	$	%	2008	% of sales	2009	% of sales	$	%
NET SALES	28,400,059	100.00%	29,818,049	100.00%	1,417,990	4.99%	7,824,587	100.00%	7,803,129	100.00%	-21,459	(0.27%)
COST OF SALES	25,334,471	89.21%	26,537,360	89.00%	1,202,890	4.75%	6,897,692	88.15%	6,946,768	89.03%	49,075	0.71%
Gross Profit	3,065,589	10.79%	3,280,689	11.00%	215,100	7.02%	926,895	11.85%	856,361	10.97%	-70,534	(7.61%)

Operating Expenses
Sales Expenses	870,212	3.06%	958,034	3.21%	87,822	10.09%	350,538	4.48%	291,355	3.73%	-59,183	(16.88%)
Administrative Expenses	1,314,899	4.63%	1,408,796	4.72%	93,897	7.14%	422,411	5.40%	381,396	4.89%	-41,015	(9.71%)
Operating Expenses	2,185,111	7.69%	2,366,829	7.94%	181,719	8.32%	772,949	9.88%	672,751	8.62%	-100,198	(12.96%)

Operating Income	880,478	3.10%	913,859	3.06%	33,381	3.79%	153,947	1.97%	183,610	2.35%	29,663	19.27%

COMPREHENSIVE COST OF FINANCING
Interest Paid	180,874	0.64%	254,723	0.85%	73,849	40.83%	64,060	0.82%	84,053	1.08%	19,993	31.21%
Interest (Earned)	-11,817	(0.04%)	-5,244	(0.02%)	6,573	(55.62%)	-7,994	(0.10%)	-1,367	(0.02%)	6,627	(82.90%)
Exchange Loss (Gain)	2,632	0.01%	2,712	0.01%	79	3.02%	875	0.01%	566	0.01%	-308	35.26%
Monetary Position (gain)	0	(0.00%)	0	0.00%	0	0.00%	0	(0.00%)	0	0.00%	0	0.00%
Comprehensive Cost of Financing	171,690	0.60%	252,191	0.85%	80,501	46.89%	56,941	0.73%	83,252	1.07%	26,311	46.21%

OTHER EXPENSES (INCOME), net	-193,973	(0.68%)	-75,385	(0.25%)	118,588	(61.14%)	-155,854	(1.99%)	-30,593	(0.39%)	125,261	(80.37%)

NET INCOME BEFORE TAXES	902,762	3.18%	737,053	2.47%	-165,708	(18.36%)	252,859	3.23%	130,951	1.68%	-121,908	(48.21%)

PROVISIONS FOR:
Income Tax	345,276	1.22%	289,629	0.97%	-55,048	(16.12%)	105,660	1.35%	105,075	1.35%	-586	(0.55%)
Asset Tax	55,395	0.20%	0	0.00%	-55,395	0.00%	55,395	0.71%	0	0.00%	-55,395	0.00%
Deferred Income Tax	-98,223	(0.35%)	-115,891	(0.39%)	-17,668	17.99%	8,767	0.11%	-53,420	(0.68%)	-62,187	(709.33%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	1,395	0.00%	0	0.00%	-1,395	0.00%	1,395	0.02%	0	0.00%	-1,395	0.00%
Total taxes	303,844	1.07%	173,738	0.58%	-130,105	(42.82%)	171,218	2.19%	51,655	0.66%	-119,563	(69.83%)

Net Income Before Extraordinary Items	598,918	2.11%	563,315	1.89%	-35,603	(5.94%)	81,642	1.04%	79,296	1.02%	-2,346	(2.87%)

Extraordinary Items (Income)	3,800	0.01%	0	0.00%	-3,800	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	595,118	2.10%	563,315	1.89%	-31,803	(5.34%)	81,642	1.04%	79,296	1.02%	-2,346	(2.87%)

Depreciation and Amortization	90,004	0.32%	99,113	0.33%	9,109	10.12%	30,896	0.39%	32,064	0.41%	1,168	3.78%
Operating Income plus Depreciation and Amortization	970,482	3.42%	1,012,972	3.40%	42,490	4.38%	184,843	2.36%	215,674	2.76%	30,831	16.68%

Minority Interest	4,742		2,713	0.01%	-2,029	(42.80%)	2,727		-1,038	(0.01%)	-3,765	(138.07%)